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                                                                    EXHIBIT 99.2

                              [DRILEX LETTERHEAD]

                                                                   June   , 1997

To Our Stockholders:

     You are cordially invited to attend a Special Meeting of Stockholders of Drilex International Inc. ("Drilex") at the Hyatt Regency Houston, 1200 Louisiana Street, Houston, Texas on Monday, July 14, 1997, at 9:00 a.m., Houston time.

     At the Special Meeting, you will be asked to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") among Drilex, Baker Hughes Incorporated ("Baker Hughes") and a wholly owned subsidiary of Baker Hughes, pursuant to which the subsidiary would merge (the "Merger") with and into Drilex. If the Merger becomes effective, each share of Drilex common stock will be converted into the right to receive shares of Baker Hughes common stock. For purposes of determining the exchange ratio for shares of Baker Hughes common stock to be received by Drilex stockholders, each share of Drilex common stock will be valued at $15.00 per share, subject to increase to $16.00 per share if Drilex meets certain financial tests during a specified period prior to the closing of the Merger. Although the value per Drilex share could be $16.00, Drilex stockholders should vote for the Merger Agreement only if they are willing to accept a transaction valued at $15.00 per Drilex share. The market value for the Baker Hughes common stock will be based on the average closing price of Baker Hughes common stock during the ten consecutive trading days ending immediately prior to the second trading day prior to the closing date of the Merger. The aggregate value of the Baker Hughes common stock issuable in the Merger would be approximately $100 million based on a value per Drilex share of $15.00 (and would be approximately $107 million if the value per Drilex share is $16.00). The determination of the exchange ratio is described more fully in the accompanying Proxy Statement/Prospectus.

     Your Board of Directors believes that the proposed Merger is fair to, and in the best interests of, Drilex and its stockholders and unanimously recommends that you vote FOR adoption and approval of the Merger Agreement and the transactions contemplated thereby. In addition, the Board of Directors has received the opinion of Merrill Lynch & Co. that the consideration to be received by holders of Drilex common stock in the Merger is fair to such stockholders from a financial point of view. Approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Drilex common stock.

     You are urged to read carefully the accompanying Proxy Statement/Prospectus and the Appendices in their entirety for a complete description of the Merger and the Merger Agreement. Whether or not you plan to attend the Special Meeting, please be sure to date, sign and return the proxy card in the enclosed postage-paid envelope as promptly as possible so that your shares may be represented at the Special Meeting and voted in accordance with your wishes.

                                            Sincerely,

                                            L. E. Simmons
                                            Chairman of the Board
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                           DRILEX INTERNATIONAL INC.
                               15151 SOMMERMEYER
                              HOUSTON, TEXAS 77041
                                 (713) 937-8888

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JULY 14, 1997

TO THE STOCKHOLDERS OF DRILEX INTERNATIONAL INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Drilex International Inc. ("Drilex") will be held at the Hyatt Regency Houston, 1200 Louisiana Street, Houston, Texas on Monday, July 14, 1997, at 9:00 a.m., Houston time, to vote upon approval and adoption of an Agreement and Plan of Merger (the "Merger Agreement"), which is described in and attached as Appendix A to the accompanying Proxy Statement/Prospectus, and the transactions contemplated thereby.

     Pursuant to the Merger Agreement, (a) a wholly owned subsidiary of Baker Hughes Incorporated ("Baker Hughes") will merge with and into Drilex, (b) Drilex will become a wholly owned subsidiary of Baker Hughes and (c) each issued and outstanding share of Drilex common stock would be converted into shares of Baker Hughes common stock.

     Only Drilex stockholders of record at the close of business on June 5, 1997 are entitled to notice of and to vote at the Special Meeting. A complete list of stockholders entitled to vote at the Special Meeting will be available for examination by any Drilex stockholder, for purposes relevant to the Special Meeting, during normal business hours for a period of ten days prior to the Special Meeting at the office of Drilex, 15151 Sommermeyer, Houston, Texas 77041.

     We hope you will be represented at the meeting by signing, dating and returning the enclosed proxy card in the accompanying envelope as promptly as possible, whether or not you expect to be present in person. Your proxy may be revoked at any time by the following procedures set forth in the accompanying Proxy Statement/Prospectus.

                                            By order of the Board of Directors

                                            G. Bruce Broussard
                                            Secretary

Houston, Texas
June   , 1997